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This document contains forward-looking statements within the meaning of Section
27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the pending acquisition of a controlling interest in Expedia, Inc. ("Expedia") by USA Networks, Inc. ("USA"). Forward-looking statements may be identified by, among other things, the words "intends", "sets", and "will" and the assumption that the transaction with USA will be completed in accordance with its terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. For example, the transaction is subject to customary closing conditions and there is a possibility the transaction may not be completed if any of these closing conditions are not satisfied. We have based all of our forward-looking statements on information available to us as of January 11, 2002, and we are not obligated to update any of these forward-looking statements.

USA and Expedia filed a joint prospectus/proxy and information statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC") on November 9, 2001. INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY AND INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY AND INFORMATION STATEMENT CAREFULLY BEFORE MAKING ANY RELATED VOTING OR INVESTMENT DECISIONS.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy and information statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and officers is contained in the definitive proxy and information statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

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                                               Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933
                                               Subject Company: Expedia, Inc.
                                               Commission File No. 000-27429


January 12, 2001

Dear shareholder/media representative/analyst:

Today, Expedia, Inc. mailed to shareholders a supplement to its earlier proxy statement regarding the USA Networks transaction, in which USA Networks intends to acquire up to 37.5 million, or 75%, of Expedia's outstanding shares. The supplement sets February 4, 2002, as the date for the readjournment of the Expedia's annual shareholders' meeting to consider the transaction. This date is also the deadline for Expedia shareholders to elect to retain their Expedia shares and receive warrants to purchase additional Expedia shares, or to exchange their Expedia shares for a package of USA Networks securities.

The supplement explains that the Expedia annual shareholders' meeting was adjourned in order to give Expedia shareholders time to consider their alternatives in light of the announcement that USA Networks has entered into an agreement to sell certain of its assets to Vivendi Universal. As the supplement explains, there have been no changes in the terms of the Expedia/USA transaction as described in Expedia's proxy dated November 13, 2001.

This supplement will be available on Edgar and on Expedia's investor relations website. The investor website can be located using the "About Expedia" link on the company's website, www.expedia.com, or by going directly to http://investor.expedia.com.

Please feel free to call me for more information.

Regards,

Marj Charlier